SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                               --------------


                                SCHEDULE 13D
        Under the Securities Exchange Act of 1934 (Amendment No. 3)*


     GENERAL INSTRUMENT CORPORATION (FORMERLY NEXTLEVEL SYSTEMS, INC.)
-------------------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 370120107
               ----------------------------------------------
                               (CUSIP Number)



Fried, Frank, Harris, Shriver & Jacobson    Forstmann Little & Co. Subordinated
      One New York Plaza                           Debt & Equity Management
      New York, NY  10004                          Buyout Partnership-IV
      Attn:  Aviva Diamant, Esq.            Instrument Partners
      (212) 859-8000                               c/o Forstmann Little & Co.
                                                   767 Fifth Avenue
                                                   New York, NY  10153
                                                   Attn:  Steven B. Klinsky
                                                   (212) 355-5656

-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                               April 2, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370120107                 13D                    Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT
      BUYOUT PARTNERSHIP-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,161,657

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,161,657

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,161,657

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 370120107                 13D                    Page 3 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     INSTRUMENT PARTNERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,547,008

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,547,008

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,547,008

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.5%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Company"), previously filed by Instrument Partners, a New York limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"; together with Instrument Partners, the "Partnerships"), a New York limited partnership. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  Purpose of the Transaction
         --------------------------

Item 4 is hereby amended and supplemented as follows:

     Alternatively, MBO-IV and Instrument Partners are considering the sale of their shares of Common Stock of the Company by other means, including through open market transactions, block trades, privately negotiated transactions, sales back to the Company, or otherwise.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 1999               INSTRUMENT PARTNERS


                                    By:   FLC XXII Partnership,
                                          its general partner



                                    By:/s/ Steven B. Klinsky
                                       ------------------------
                                       Steven B. Klinsky,
                                       a general partner





                                    FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                        AND EQUITY MANAGEMENT BUYOUT
                                        PARTNERSHIP-IV

                                    By:   FLC XXIX Partnership, L.P.,
                                          its general partner



                                    By: /s/ Steven B. Klinsky
                                       ------------------------
                                       Steven B. Klinsky,
                                       a general partner